Exhibit 99.1

DAVIS COMMODITIES LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of Dec 31,	As of Jun 30,
	2022	2023
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	2,540	2,509
Accounts receivable, net	4,656	18,495
Prepaid expenses and other current assets, net	7,001	9,156
Deferred offering costs	1,129	1,338
Inventory	2,176	479
Total current assets	17,502	31,977
Property, plant and equipment	399	669
Right-of-use asset	–	91
Total non-current assets	399	760
TOTAL ASSETS	17,901	32,737

Liabilities
Current liabilities:
Bank loans – current	157	167
Lease payable – current	–	36
Finance lease – current	–	29
Accounts payable	5,096	18,968
Accruals and other current liabilities	4,749	3,697
Amount due to related parties	–	114
Income taxes payable	1,357	1,134
Total current liabilities	11,359	24,145
Bank loans – non-current	528	451
Lease payable – non-current	–	56
Finance lease – non-current	–	113
Deferred tax liabilities	1	1
Total non-current liabilities	529	621
TOTAL LIABILITIES	11,888	24,766

Commitments and contingencies	–	–
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2022 and June 30, 2023; 23,250,000 shares issued and outstanding**	*	*
Additional paid-in capital	–	–
Merger reserve	1,113	1,113
Retained earnings	4,895	6,846
Accumulated other comprehensive income	5	12
Total shareholders’ equity	6,013	7,971
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,901	32,737

* – Denotes amount less than US$’000.

** – Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

F-2

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Revenues	100,700	97,764
Cost of revenues	(94,032)	(93,525)
Gross profit	6,668	4,239
Operating expenses:
Selling and marketing expenses	(3,906)	(720)
General and administrative expenses	(1,536)	(1,324)
Total operating expenses	(5,442)	(2,044)
Income from operations	1,226	2,195

Other income/(expense):
Other income	178	155
Interest expense	(15)	(18)
Total other income	163	137
Income before tax expense	1,389	2,332
Income tax expense	(218)	(381)
Net income	1,171	1,951
Other comprehensive income
Foreign currency translation loss, net of taxes	13	7
Total comprehensive income	1,184	1,958
Net income per share attributable to ordinary shareholders
Basic and diluted	$0.05	$0.08
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted**	23,250,000	23,250,000

** – Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares
	No. of Shares**	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Merger Reserve	Retained Earnings	Total Stockholders’ Equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2022	23,250,000	*	1,113	7	–	952	2,072
Net income	–	–	–	–	–	1,171	1,171
Foreign currency translation adjustment	–	–	–	13		–	13
Balance as of June 30, 2022	23,250,000	*	1,113	20	–	2,123	3,256

Balance as of January 1, 2023	23,250,000	*	–	5	1,113	4,895	6,013
Net income	–	–	–	–	–	1,951	1,951
Foreign currency translation adjustment	–	–	–	7	–	–	7

Balance as of June 30, 2023	23,250,000	*	–	12	1,113	6,846	7,971

* – Denotes amount less than US$1,000

** – Retrospectively restated for the effect of a 2,325-for-1 share subdivision (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-months period ended June 30,
	2022	2023
	US$’000	US$’000
Net income	1,171	1,951
Adjustments:
Depreciation and amortization	28	30
Unrealized loss on derivative contract at fair value	8	3
Unrealized gain on foreign exchange	(3)	–
Interest expense	15	15
Interest expense on finance lease		*
Interest expense on lease liability	*	*
Interest income	(26)	(43)
	1,193	1,956
Changes in operating assets:
(Increase)/Decrease in inventories	(193)	1,698
Decrease in margin deposits	889	536
Decrease/(Increase) of accounts and other receivables	1,836	(16,523)
Increase in deferred offering costs	–	(209)
(Decrease)/Increase in accounts and other payables, and accruals	(3,175)	12,816
(Decrease) in income tax payable	(51)	(224)
Increase in operating lease liabilities	–	1
Cash provided by operating activities	499	51

Dividend paid	(3,000)	–
Interest received	26	43
Purchase of property, plant and equipment	(7)	(299)
Cash used in investing activities	(2,981)	(256)

Amount due to related parties	(1)	114
Proceeds from bank borrowings	578	–
Proceeds from finance lease	–	144
Repayment of bank borrowings	(60)	(67)
Interest paid	(15)	(15)
Principal payment of finance lease	–	(2)
Principal payment of lease liabilities	(19)	–
Payment of interest on finance lease	–	*
Payment of interest on lease liabilities	*	–
Cash provided by financing activities	483	174

Net change in cash and cash equivalents	(1,999)	(31)
Cash and cash equivalents as of beginning of the period	7,087	2,540
Cash and cash equivalents as of the end of the period	5,088	2,509

Supplementary Cash Flows Information
Cash paid for taxes	(269)	(601)
Operating lease asset obtained in exchange for operating lease obligations	–	150

* Denotes amount less than US$1,000

The accompanying notes are an integral part of these consolidated financial statements.

F-5

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Davis Commodities Limited was incorporated on September 20, 2022 in the Cayman Islands, as an investment holding company. Davis Commodities Limited conducts its primary operations through its wholly owned subsidiaries that are incorporated and domiciled in Singapore, namely: 1) Maxwill Pte. Ltd.; 2) Maxwill (Asia) Pte. Ltd.; 3) LP Grace Pte. Ltd; and 4) Maxwill Foodlink Pte. Ltd. (collectively the “Company”). The subsidiaries specialize in trading of three main categories of agricultural commodities: sugar, rice and oil and fat products. The Company distributes agricultural commodities to various markets, including providing warehouse storage and logistic services.

Reorganization

A summary of the formation of the group structure is as follows:

Maxwill Pte. Ltd.

On July 1, 2022, Li Peng Leck’s (“LPL’s”) spouse transferred two (2) shares, the then entire issued share capital of Maxwill Pte. Ltd., to LPL, as part of a family restructuring exercise. On the same day, it was resolved and approved that 98 new shares in the capital of Maxwill Pte. Ltd. would be issued to LPL and members of her immediate family as part of a family restructuring exercise.

On August 22, 2022, LPL and members of her immediate family transferred all 100 shares, the entire issued and share capital of Maxwill Pte. Ltd., to Davis & KT Holdings Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Maxwill (Asia) Pte. Ltd.

On August 22, 2022, LPL and members of her immediate family transferred all their 1,483,000 shares, the entire issued and share capital of Maxwill (Asia) Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

LP Grace Pte. Ltd.

On July 1, 2022, LPL’s mother transferred two (2) shares, the then entire issued share capital of LP Grace Pte. Ltd. to LPL, as part of a family restructuring exercise. We further note that there is a trust deed entered into between LPL and her mother in relation to the two (2) shares, the then entire issued share capital of LP Grace Pte. Ltd., that sets out that the shares are held by LPL’s mother on trust for LPL.

On the same day, it was resolved and approved that 98 new shares in the capital of LP Grace Pte. Ltd. would be issued to LPL and members of her immediate family as part of a family restructuring exercise.

On August 23, 2022, LPL and members of her immediate family transferred all 100 shares, the entire issued and share capital of LP Grace Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

Maxwill Foodlink Pte. Ltd.

On August 23, 2022, LPL and members of her immediate family transferred all 60,002 shares, the entire issued and share capital of Maxwill Foodlink Pte. Ltd., to Maxwill Pte. Ltd., as part of a family restructuring exercise. The beneficial interests of all the family members remain the same as they hold the same proportion of shares in Davis & KT Holdings Pte. Ltd.

F-6

Davis Commodities Limited – Share Swap Agreement

Davis Commodities Limited was incorporated in the Cayman Islands as an exempted company with limited liability on September 20, 2022, with an initial share capital of 3,524 shares.

On September 20, 2022, Davis Commodities Limited entered into a share swap agreement with Davis & KT Holdings Pte. Ltd. (the “Share Swap Agreement”). Pursuant to the Share Swap Agreement, Davis & KT Holdings Pte. Ltd. transferred 100 shares, the total issued and paid up capital of Maxwill Pte. Ltd., to Davis Commodities Limited, while Davis Commodities Limited issued and allotted 6,476 shares to Davis & KT Holdings Pte. Ltd. (the “Share Swap”). Following the acquisition, Maxwill Pte. Ltd., together with all its subsidiaries, become wholly owned subsidiaries of Davis Commodities Limited. Davis Commodities Limited had an issued and paid up capital of 10,000 shares.

The Share Swap is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which requires retrospective combination of the Company, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd. for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization, as of December 31, 2022 and 2021.

After the reorganization, the Company wholly owns Maxwill Pte. Ltd., which is domiciled in Singapore; Maxwill Pte. Ltd. wholly owns Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., which are all incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations domestically.

Details of the subsidiaries of the Company are set out below:

Percentage of effective ownership
Name	Date of Incorporation	December 31, 2022	June 30, 2023	Place of incorporation	Principal Activities
Maxwill Pte. Ltd.	November 1, 2004	100%	100%	Singapore	Holding company.
Maxwill (Asia) Pte. Ltd.	September 11, 1999	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.
LP Grace Pte. Ltd.	January 11, 2008	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products, and providing warehouse storage and logistic services.
Maxwill Foodlink Pte. Ltd.	January 15, 2004	100%	100%	Singapore	Trading of three main categories of agricultural commodities: sugar, rice and oil and fat products and providing warehouse storage and logistic services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b)    Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

F-7

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The unaudited interim condensed consolidated financial statements of the Company were prepared by applying the pooling of interest method. Under this method, the Company has been treated as the holding company of the subsidiaries for the financial periods presented. Accordingly, the results of the Company include the results of the subsidiaries for six-month periods ended June 30, 2022 and 2023. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant periods, as a single economic enterprise, although the legal parent-subsidiary relationships may not have been established.

(c)    Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, inventory valuation, useful lives and impairment for property, plant and equipment, valuation allowance for deferred tax assets, fair value of financial instruments, warranty liabilities, and contingencies. Actual results could vary from the estimates and assumptions that were used.

(d)    Risks and uncertainties

The main operations of the Company are located in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

(e)    Foreign currency translation and transaction and Convenience translation

The accompanying unaudited interim condensed consolidated financial statements are presented in U.S. dollar (“US$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Pte. Ltd. are the U.S. dollar. Maxwill Foodlink Pte. Ltd. uses the Singapore dollar as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the unaudited interim condensed consolidated statements of income and comprehensive income as other income (other expenses).

The value of foreign currency including, the Singapore dollar (“S$”), may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the Singapore dollar may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying unaudited interim condensed consolidated financial statements:

	June 30,		December 31,
	2022	2023	2022
US$ to S$ Period End	1.3850	1.3500	1.3900
US$ to S$ Average Rate	1.3658	1.3447	1.3853

F-8

(f)    Fair Value Measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, other current assets, amount due from directors, financial instruments, bank loans, leases payable, accounts payables, amount due to related parties, accruals and other current liabilities are financial assets and liabilities. Cash and cash equivalents, accounts receivable, other currents, amount due from directors, accounts payables, amount due to related parties, accruals and other current liabilities are subject to fair value measurement; however, because of their being short term in nature, management believes their carrying values approximate their fair value. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2. The Company accounts for bank loans and lease payables at amortized cost and has elected not to account for them under the fair value hierarchy.

(g)     Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

(h)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore of S$75,000 per institution. The amount in excess of government insurance as of June 30, 2023 and December 31, 2022, was approximately S$2,966,199 and S$1,044,364. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

(i)     Accounts Receivable, net

Accounts receivable, net are stated at the original amount less an allowance for impairment loss on such receivables. The allowance for impairment loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

(j)    Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

F-9

(k)    Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives

Investment property	40 years
Right-of-use asset	3 years
Furniture and fittings, office equipment, renovation and computer and software Motor vehicle	3 years 10 years

Expenditures for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditures for major renewals and betterments that substantially extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(l)     Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of June 30, 2023 and December 31, 2022.

(m)     Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n)    Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (’‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

F-10

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual stand-alone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion, reflecting the progress towards complete satisfaction of that PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time.

For the sale of sugar, rice and fat and oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a transport document such as a bill of lading or delivery order. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers. Typical payment terms set forth in the purchase order ranges from 30 to 90 days from the date of delivery. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 14 below.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products, as it has the obligation to (i) fulfill the products’ delivery and (ii) bears any inventory risk as its legal owner. In addition, when establishing the selling prices for delivery of the products, the Company has control to set its selling price to ensure it would generate profit for the products delivered. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Shipping, storage and handling and insurance costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenue.

Revenue from rental of investment property

In accordance with ASC 842 Lease Topics, the Company accounts for the rental of investment property as direct finance leases where, lease income from the perspective of lessor is recognized on the Company’s statement of income on a straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to lease the investment property to the lessee, and to ensure that the investment property is available for use over the life of the lease contract. Rental income from investment property included in Other Income amounted to US$6,309 and US$13,388 for the six-month periods ended June 30, 2022 and 2023, respectively.

(o)    Cost of revenue

Cost of revenue mainly consists of raw material costs, labor costs, sub-contracting costs, production overhead, shipping, storage and handling and insurance costs.

F-11

(p)    Selling and marketing expenses

Selling expenses mainly consists of promotion and marketing expenses and transportation expenses. The Company does not carry any capitalized contract acquisition costs that would be amortized to its results of operations over time, and potential expenses related to customer and contract acquisitions costs if any are accounted for as periodic costs.

(q)    General and administrative expenses

General and administrative expenses mainly consist of staff cost, depreciation, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(r)     Operating leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases of office premise, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Company had no finance leases for any of the periods stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liability in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(s)     Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six-month periods ending June 30, 2023 and 2022, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-12

(t)    Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(u)     Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company adopted ASU 2016-02 from January 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited interim condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Accounts receivable	4,656	18,495
Less: Allowance for doubtful accounts	–	–
Accounts receivable, net	4,656	18,495

F-13

The movements in the allowance for doubtful accounts for the year ended December 31, 2022 and six-month period ended June 30, 2023 were as follows:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Balance at beginning of the year/period	–	–
Reversal	–	–
Balance at end of the year/period	–	–

As of the end of each of the financial year/period, the aging analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Within 30 days	4,526	11,393
Between 31 and 60 days	74	4,127
Between 61 and 90 days	52	2,580
More than 90 days	4	395
	4,656	18,495

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Deposits	11	12
GST receivable	21	20
Margin deposits *	597	61
Prepayment to suppliers – Third parties	3,019	5,141
Prepayment to suppliers – Related party	54	30
Loan to a related party **	3,299	3,892
	7,001	9,156

* Margin deposits relate to deposits placed with Phillip Nova Pte. Ltd. for derivative instruments entered into for the purpose of managing the Company’s commodity price risk (Note 16).

** The loan to a related party includes convertible loan granted to Carfax Commodities (Asia) Pte. Ltd. on November 30, 2020. The principal amount of the loan facility is up to US$4,500,000. The loan is repayable on demand with compounded interest at the rate prescribed by Inland Revenue Authority of Singapore. There is right to convert all the loan and all other amounts accrued or owing in connection with the loan into new ordinary shares at any time upon the occurrence of or in connection with a conversion event.

5. DEFERRED OFFERING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2023, the Company capitalized US$1,337,927 of deferred offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

F-14

6. INVENTORY

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Finished goods	2,176	479

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consists of the following:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Investment property	442	442
Computer software	168	220
Renovation	87	87
Office equipment	15	15
Furniture and fittings	34	33
Motor vehicle	–	248
Subtotal	746	1,045
Less: Accumulated depreciation	347	376
Property, plant and equipment, net	399	669

Depreciation expense was approximately US$28,000 and US$30,075 for the six-month periods ended June 30, 2022 and 2023, respectively.

8. Right-of-use (“ROU”) assets and lease payable

The right-of-use assets relate to leases of office premise. The Company recognized operating lease ROU assets and lease liabilities as follows:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Right-of-use asset	149	259
Less: Accumulated depreciation	(149)	(168)
Right-of-use asset, net	–	91

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Operating lease liabilities
Current portion
- Lease payables	–	36
- Finance lease	–	29
Non-current portion
- Lease payables	–	56
- Finance lease	–	113
Total	–	234

F-15

As of June 30, 2023, future minimum lease payments under the non-cancelable operating lease is as follows:

Future payment	US$’000
2023	142

The following summarizes other supplemental information about the Company’s operating lease as of June 30, 2023:

Weighted average discount rate	2.78%
Weighted average remaining lease term (years)	5

 9. BANK LOANS

The bank loans as of December 31, 2022 and June 30, 2023 are set out below:

Bank loans	Currency	Period	Effective Interest rate	Third Party guarantee	Directors’ joint and several guarantee	Carrying amount
						US$’000
Secured fixed rate bank loan	SGD	2026	4.5%	NIL	No	205
Secured fixed rate bank loan	SGD	2027	4.5%	NIL	No	120
Secured fixed rate bank loan	SGD	2027	4.5%	NIL	No	360
December 31, 2022						685

Secured fixed rate bank loan	SGD	2026	4.5%	NIL	No	187
Secured fixed rate bank loan	SGD	2027	4.5%	NIL	No	109
Secured fixed rate bank loan	SGD	2027	4.5%	NIL	No	322
June 30, 2023						618

Bank loans	Carrying amount	Within 1 year	2024	2025	2026	2027	Thereafter
	US$’000
Secured fixed rate bank loan	205	48	50	52	55	–	–
Secured fixed rate bank loan	120	27	29	30	31	3	–
Secured fixed rate bank loan	360	82	86	90	94	8	–
December 31, 2022	685	157	165	172	180	11	–

	Carrying amount	Within 1 year	2024	2025	2026	Thereafter
Secured fixed rate bank loan	187	50	53	55	29	–
Secured fixed rate bank loan	109	29	30	31	19	–
Secured fixed rate bank loan	322	88	90	95	49	–
June 30, 2023	618	167	173	181	97	–

10. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Accrued operating expenses	478	488
Deferred revenue	2.047	–
Deposits	204	204
Advances from customers	1,801	3,001
Unrealized losses on commodity future contracts, at fair value	218	3
GST payables	1	–
Other payables	–	1
	4,749	3,697

F-16

11. AMOUNT DUE TO RELATED PARTIES

The amount due to related parties was unsecured, interest-free and repayable on demand. These advances are scheduled for repayment by the year of 2024.

12. DEFERRED TAX ASSETS/ LIABILITIES

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Deferred tax assets	–	–
Deferred tax liabilities	1	1
	1	1

Following are the major deferred tax assets and liabilities recognized by the Company:

	Property, plant and equipment	Provisions	Tax losses	Total
	US$’000	US$’000	US$’000	US$’000
As of January 1, 2022	–	1	–	1
Recognized in statements of income	–	–	–	–
As of December 31, 2022	–	1	–	1
Recognized in statements of income	–	–	–	–
As of June 30, 2023	–	1	–	1

13. EQUITY

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 23,250,000 ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. The Company only has one single class of ordinary shares that are accounted for as permanent equity.

On September 21, 2023, the Company issued 1,250,625 ordinary shares pursuant to the initial public offering.

14. REVENUES BY PRODUCT

	June 30,
	2022	2023
	US$’000	US$’000
Sale of sugar	81,400	49,413
Sale of rice	17,188	10,129
Sale of oils and fats	2,112	38,019
Sale of others	–	203
	100,700	97,764

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

F-17

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280 as follow:

1.	Sale of sugar
2.	Sale of rice
3.	Sale of oil and fat products
4.	Sale of others

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following table presents summary information by product type for the six-month periods ended June 30, 2022 and 2023, respectively:

	For the six-month period ended June 30, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	49,413	10,129	38,019	203	97,764
Gross Profit	404	2,204	1,626	5	4,239

	For the six-month period ended June 30, 2022
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	81,400	17,188	2,112	-	100,700
Gross Profit	5,734	689	245	-	6,668

The following table presents summary information by geographic region for the six-month periods ended June 30, 2022 and 2023, respectively.

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Africa	23,361	49,211
China	6,767	11,842
Indonesia	40,758	14,056
Vietnam	23,241	2,371
Other countries	6,573	20,284
Total	100,700	97,764

F-18

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the six-month period ended June 30, 2023
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	49,413	10,129	38,019	203	97,764

	For the six-month period ended June 30, 2022
	Sale of sugar	Sale of rice	Sale of oil and fat products	Sale of others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Timing of revenue recognition:
Point in time	81,400	17,188	2,112	–	100,700

All assets and operations of the Company are located in Singapore, and accordingly, no segmental analysis of segment assets is presented.

15. INCOME TAX EXPENSES

Cayman Islands

The Company is domiciled in the Cayman Islands. This locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

The Company’s subsidiaries, Maxwill Pte. Ltd., Maxwill (Asia) Pte. Ltd., LP Grace Pte. Ltd. and Maxwill Foodlink Pte. Ltd., are considered Singapore tax resident enterprises under Singapore tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17% (2022: 17%).

The income tax provision consists of the following components:

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Income tax:
Current year	218	381

F-19

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2022: 17%) to profit before income tax as a result of the following differences:

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Income before tax expenses:	1,389	2,332

Tax at the domestic income tax rate	236	396
Tax effect of expenses that are not deductible in determining taxable profit	5	10
Non-taxable incomes	*	–
Tax exemption	(16)	(17)
Capital allowances claimed	*	(5)
Others	(7)	(3)
	218	381

* – denotes amount less than US$1,000.

16. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk and does not engage in speculative activities. The Company enters into derivatives solely for the purpose of economically hedging its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s consolidated balance sheets.

The Company’s current assets and liabilities that were accounted for at fair value:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Current Liability
Unrealized loss on commodity future contracts	218	3

The Company estimates fair values based on exchange quoted prices from broker market transactions. In such cases, these derivative contracts are classified within Level 2.

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the net effect of derivative instruments on the consolidated statements of income for the six-month periods ended June 30, 2022 and 2023.

	Six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Income statement classification
Cost of revenues	(384)	849

F-20

17. RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the Company’s transactions and arrangements are with related parties and the effect of these on the basis determined between parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

The following transactions took place between the Company and its related parties during the periods:

	Six-month period ended June 30,
	2022	2023
	US$’000	US$’000

Interest income from a related party	26	43
Loan from related party	–	114
Director’s fees	70	50
Directors’ remuneration	56	47
Rental expense paid to a director	20	20

18. DIVIDENDS

On December 31, 2022, the subsidiary of the Company, Maxwill (Asia) Pte. Ltd., declared final dividends totaling US$672,000 payable to its ultimate controlling shareholder, Li Peng Leck, of which US$671,001 was offset against amount due from director and US$999 was paid in cash on the same day.

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Dividends on ordinary shares proposed and paid:
- Final tax-exempt (one-tier) dividend	672	–

Other than the above-mentioned disclosure, there were no other significant related party transactions conducted during the six-month periods ended June 30, 2022 and 2023.

19. CONCENTRATIONS AND RISKS

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

F-21

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Customer A	40,758	N/A(i)
Customer B	11,016	N/A(i)

(i) Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective period.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Customer C	N/A (ii)	5,365
Customer D	N/A(ii)	2,656
Customer E	1,345	–

(ii) Accounts receivable from relevant customers was less than 10% of the Company’s total accounts receivable for the respective year/period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Supplier A	36,928	N/A(iii)
Supplier B	9,734	N/A(iii)
Supplier C	N/A(iii)	19,582
Supplier D	N/A(iii)	14,320

(iii) Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective period.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total accounts payable:

	December 31,	June 30,
	2022	2023
	US$’000	US$’000
Supplier C	1,781	6,149
Supplier E	683	N/A(iv)
Supplier F	575	N/A(iv)

F-22

(iv) Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year/period.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments), financial instrument and cash and bank deposits presented on the consolidated statements of financial position. The Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023.

21. SUBSEQUENT EVENTS

The Company has assessed the subsequent events from June 30, 2023 through December 22, 2023, which is the date of this unaudited interim condensed consolidated financial statements are available to be issued, unless as disclosed below, there are no additional material reportable subsequent events that need to be disclosed.

On September 15, 2023, the Company incorporated a new subsidiary, Davis Commodities Pte. Ltd., in Singapore.

On September 21, 2023, the Company announced the closing of its initial public offering (the “Offering”) of 1,250,625 ordinary shares at a public offering price of US$4.00 per ordinary share, including 163,125 ordinary shares issued pursuant to the full exercise of the underwriters’ over-allotment option. The ordinary shares began trading on the Nasdaq Capital Market on September 19, 2023 under the ticker symbol “DTCK.”

F-23